                                                                   EXHIBIT 99.2



                      HOWEY ACQUISITION, INC.
                       (DBA PRICILLA MURPHY REALTY, INC.)

                      FINANCIAL STATEMENTS
                      AS OF DECEMBER 31, 1997 AND MAY 26, 1998
                      TOGETHER WITH REPORT OF INDEPENDENT
                       PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Howey Acquisition, Inc.:

We have audited the accompanying consolidated balance sheets of Howey Acquisition, Inc., (a Florida corporation) as of December 31, 1997 and May 26, 1998, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the period from January 3, 1997 (inception) through December 31, 1997 and the period from January 1, 1998 through May 26, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Howey Acquisition, Inc., as of December 31, 1997 and May 26, 1998, and the results of their operations and their cash flows for the period from January 3, 1997 (inception) through December 31, 1997 and the period from January 1, 1998 through May 26, 1998, in conformity with generally accepted accounting principles.





ARTHUR ANDERSEN LLP

Houston, Texas
July 17, 1998

            HOWEY ACQUISITION, INC. DBA PRISCILLA MURPHY REALTY, INC.

                           CONSOLIDATED BALANCE SHEETS
                        (In thousands, except share data)

                                                                                            December 31,       May 26,
                                                                                               1997             1998
                                                                                          --------------     -----------

                                        ASSETS
                                        ------
CURRENT ASSETS:
    Cash and cash equivalents                                                              $     904          $   130
    Cash held in trust                                                                         4,036            2,734
    Advances to property owners                                                                   39               26
    Prepaid expenses and other current assets                                                     60                9
                                                                                            --------          -------
              Total current assets                                                             5,039            2,899

PROPERTY AND EQUIPMENT, net                                                                      102              100

GOODWILL, net                                                                                  5,436            5,379

OTHER ASSETS, net                                                                                187              183
                                                                                            --------          -------
              Total assets                                                                   $10,764           $8,561
                                                                                            --------          -------
                                                                                            --------          -------

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

CURRENT LIABILITIES:
    Current maturities of long-term debt                                                   $     803          $   803
    Customer deposits and deferred revenue                                                     4,036            2,734
    Accounts payable and accrued liabilities                                                     305              314
    Payable to stockholders                                                                    -                   78
                                                                                            --------          -------
              Total current liabilities                                                        5,144            3,929

LONG-TERM DEBT, net of current maturities (including
    note payable to an affiliate of $0 and $2,000, respectively)                               3,862            3,862

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
    Class A Common stock, $.50 par value 40,000 shares
       authorized and outstanding                                                                 20               20
    Class B Common stock, non-voting, $.50 par value,
       160,000 shares authorized and outstanding                                                  80               80
    Additional paid-in capital                                                                   150              150
    Retained earnings                                                                          1,508              520
                                                                                            --------          -------
              Total stockholders' equity                                                       1,758              770
                                                                                            --------          -------
              Total liabilities and stockholders' equity                                     $10,764           $8,561
                                                                                            --------          -------
                                                                                            --------          -------



   The accompanying notes are an integral part of these financial statements.

            HOWEY ACQUISITION, INC. DBA PRISCILLA MURPHY REALTY, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (In thousands)

                                                   January 3,
                                                     1997            January 1,
                                                    Through           Through
                                                  December 31,        May 26,
                                                     1997               1998
                                                  ------------       ----------
REVENUES:
    Property rental fees                            $2,514             $1,815
    Real estate commissions, net                     1,473                836
    Service fees                                       753                497
                                                     -----              -----
              Total revenues                         4,740              3,148

OPERATING EXPENSES                                   1,184                482

GENERAL AND ADMINISTRATIVE EXPENSES                  1,866                949
                                                     -----              -----
    Income from operations                           1,690              1,717

INTEREST EXPENSE, net                                 (182)               (17)
                                                     -----              -----
NET INCOME                                          $1,508             $1,700


   The accompanying notes are an integral part of these financial statements.

            HOWEY ACQUISITION, INC. DBA PRISCILLA MURPHY REALTY, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                        (In thousands, except share data)

                                           Class A                    Class B
                                        Common Stock                Common Stock           Additional
                                    ---------------------       --------------------         Paid-in        Retained
                                    Shares         Amount       Shares        Amount         Capital        Earnings      Total
                                    ------         ------       ------        ------         -------        --------      -----
BALANCE, January 3, 1997              -              $-            -            $ -           $  -           $   -         $  -
  Capitalization Company (Note 1)   40,000            20        160,000          80             150              -          250
  Net income                          -               -            -              -              -             1,508      1,508
                                    ------            --        -------          --             ---            ------     -----
BALANCE, December 31, 1997          40,000            20        160,000          80             150            1,508      1,758
    Net income                        -               -            -              -               -            1,700      1,700
    Distributions                     -               -            -              -               -           (2,688)    (2,688)
                                    ------            --        -------          --             ---            ------     -----
BALANCE, May 26, 1998               40,000           $20        160,000        $ 80            $150           $  520       $770


   The accompanying notes are an integral part of these financial statements.

            HOWEY ACQUISITION, INC. DBA PRISCILLA MURPHY REALTY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                                 January 3, 1997         January 1,
                                                                                    Through              Through
                                                                                  December 31,            May 26,
                                                                                    1997                  1998
                                                                                ----------------       ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                                       $ 1,508             $ 1,700
    Adjustments to reconcile net income to net cash
       provided by operating activities-
          Depreciation and amortization                                                  203                  75
          Changes in operating assets and liabilities-
              Cash held in trust                                                        (300)              1,302
              Advances to property owners                                                (39)                 13
              Prepaid expenses and other assets                                          (60)                 55
              Customer deposits and deferred revenue                                     300              (1,302)
              Accounts payable and accrued liabilities                                   305                   9
                                                                                     -------             -------
                 Net cash provided by operating activities                             1,917               1,852
                                                                                     -------             -------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Net assets acquired (excluding cash)                                                (225)                -
    Purchase of property and equipment                                                   -                   (16)
    Excess of purchase price over net assets acquired                                 (5,575)                -
                                                                                     -------             -------
              Net cash used in investing activities                                   (5,800)                (16)
                                                                                     -------             -------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from long-term debt                                                       5,750                 -
    Payments on long-term debt                                                        (1,213)                -
    Distributions to stockholders                                                        -                (2,610)
    Net proceeds from stock issuance                                                     250                 -
                                                                                     -------             -------
              Net cash provided by (used in) financing activities                      4,787              (2,610)
                                                                                     -------             -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                     904                (774)

CASH AND CASH EQUIVALENTS, beginning of period                                           -                   904
                                                                                     -------           ---------
CASH AND CASH EQUIVALENTS, end of period                                            $    904          $      130
                                                                                     -------           ---------
                                                                                     -------           ---------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
    Cash paid for interest                                                          $    211          $       60
                                                                                     -------           ---------
                                                                                     -------           ---------
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING
    ACTIVITES:
       Accrued distribution to stockholders                                         $    -            $       78
                                                                                     -------           ---------
                                                                                     -------           ---------



   The accompanying notes are an integral part of these financial statements.

                             HOWEY ACQUISITION, INC.
                       DBA PRISCILLA MURPHY REALTY, INC.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     BUSINESS AND ORGANIZATION:

Howey Acquisition, Inc. ("HAI") dba, Priscilla Murphy Realty, Inc. and its wholly-owned subsidiaries, Priscilla Murphy Realty, Inc. ("PMR") and Realty Consultants, Inc., (collectively the "Company"), are Florida corporations. The Company provides vacation property rentals and sales on the Florida Islands of Sanibel and Captiva for approximately 900 rental units. The Company provides its management services to property owners pursuant to management contracts which are generally one year in length. The majority of such contracts contain automatic renewal provisions but also allow property owners to terminate the contract at any time. The Company's operations are seasonal, with a peak during the first quarter of the year.

On January 3, 1997, HAI entered into an agreement to purchase the assets and assume certain liabilities of PMR. HAI borrowed $5,800,000 from a bank and a stockholder to finance the purchase transaction. The fair value of the net assets purchased totaled $225,000, resulting in the recognition of goodwill of $5,575,000. The goodwill is being amortized using a 40-year estimated life. Additionally, the Company executed a non-compete agreement with the former shareholder valued at $200,000. The non-compete agreement is for a period of ten years and is payable in installments of approximately $3,000 per month for 5 years.

On May 26, 1998, ResortQuest International, Inc. ("ResortQuest") consummated its initial public offering and acquired all of the outstanding stock of the Company in exchange for cash and shares of ResortQuest common stock (the "Combination"). In connection with the Combination, stockholders agreed to reductions in salary and benefits which would have reduced general and administrative expenses by approximately $250,000 and $0 for 1997 and the period from January 1, 1998 through May 26, 1998, respectively. In addition, the purchase price for the Company was adjusted for certain working capital adjustments of approximately $78,000.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

       Basis of Combination and Financial Statement Presentation

The consolidated financial statements include the accounts of HAI and its wholly-owned subsidiary, PMR (collectively, the "Company"). All intercompany items and transactions have been eliminated.

The consolidated statements of operations of the Company for the period from January 1, 1997 to January 3, 1997 (inception), has not been presented due to the nominal level of operations.

       Revenue Recognition

The Company records property rental fees on the accrual basis of accounting, ratably over the term of guest stays, as earned. The Company requires a deposit equal to 100% of the rental fee 45 days prior to the expected arrival date. These deposits are non-refundable and are recorded as customer deposits and deferred revenue in the accompanying financial statements until the guest stay commences. The Company records revenue for cancellations as they occur.

Service fees are recorded for a variety of services and are recognized as the service is provided, including cleaning income, repair and maintenance and service charges.

Commissions on real estate sales are recognized at closing and are recorded net of the related commission expense. The Company recognized commission revenues of approximately $5,440,000 and $3,090,000 for period ending December 31, 1997 and the period from January 1, 1998 through May 26, 1998, respectively, and commission expense of approximately $3,967,000 and $2,254,000 for the period ending December 31, 1997 and the period from January 1, 1998 through May 26, 1998, respectively.

       Operating Expenses

Operating expenses include travel agent commissions, salaries, communications, advertising, credit card fees and other costs associated with managing and selling properties.

       Cash and Cash Equivalents

For the purposes of the balance sheets and statements of cash flows, the Company considers all investments with original maturities of three months or less to be cash equivalents.

       Property and Equipment

Property and equipment are stated at cost, and depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the statement of operations.

       Income Taxes

The Company has elected S Corporation status as defined by the Internal Revenue Code and state tax statutes, whereby the Company is not subject to taxation for federal or state tax purposes. Under S Corporation status, the stockholders' report their shares of the Company's taxable earnings or losses in their personal tax returns.

       Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Concentration of Risk

The Company's operations are exclusively in the Fort Myers/Sanibel and Captiva Islands, Florida area and are subject to significant changes due to weather conditions.

3.     OTHER ASSETS:

Other assets consist of a non-compete agreement between the Company and the prior owner. The total consideration for the agreement was $200,000 and is being amortized over the term of the agreement, 10 years. The Company signed a five year note payable for this agreement.

4.     DEBT:

Long-term debt consist of the following (in thousands):

                                                                                     December 31,          May 26,
                                                                                         1997               1998
                                                                                   --------------        ---------
       Note payable to a bank, bearing interest at 7.50%;
          monthly payments of $58 through maturity in
          January 2002.   Secured by assets of the Company
          and guaranteed by stockholder.                                               $2,350               $2,350

       Note payable to an affiliate, bearing interest at 7.95%;
          subordinate to bank note payable; no payment may
          be made until bank note is paid in full                                       2,000                2,013

       Note payable to a stockholder, bearing interest at 7.95%;
          subordinate to bank note payable; no payment may
          be made until bank note is paid in full.                                        155                  155

                                                                                     December 31,          May 26,
                                                                                         1997               1998
                                                                                   --------------        ---------

       Note payable,  monthly  payments of $3 through  maturity
          in January 2002; interest imputed at 7.50% unsecured                       $  160               $  147

                                                                                     ------               ------
                                                                                      4,665                4,665
       Less current maturities                                                         (803)                (803)
                                                                                     ------               ------
                                                                                     $3,862               $3,862
                                                                                     ------               ------
                                                                                     ------               ------


In conjunction with the Combination, all outstanding debt was retired.

5.     COMMITMENTS AND CONTINGENCIES:

       Litigation

The Company is involved in various legal actions arising in the ordinary course of business. Management does not believe that the outcome of such legal actions will have a material adverse effect on the Company's financial position or results of operations.

       Insurance

The Company carries a broad range of insurance coverage, including general and business auto liability, commercial property, workers' compensation, error and omission, and a general umbrella policy. The Company has not incurred significant claims or losses on any of its insurance policies during the periods presented in the accompanying financial statements.

       Benefit Plans

The Company's 401(k) retirement plan is available to substantially all of the Company's employees. The Company's contribution to the plan is based upon a percentage of employee contributions. The cost of this plan was approximately $9,000 for the year ended December 31, 1997 and $4,000 for the period from January 1, 1998 through May 26, 1998.

6.     RELATED PARTIES:

The Company has leased office space under three separate agreements since August 1997 from trusts affiliated with an owner. In aggregate, rents paid to these affiliated trusts were approximately $45,000. During 1998, the Company entered a fourth lease for an additional $12,000 per year.